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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.1)*

                       INTERNATIONAL FUEL TECHNOLOGY, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    45953X109
                                 (CUSIP Number)

                                DECEMBER 31, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)

|X|  Rule 13d-1(c)

|_|  Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS
FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB
CONTROL NUMBER.

SEC 1745 (12-02)

CUSIP NO. 45953X109                     13G                    PAGE 2 OF 7 PAGES

--------------------------------------------------------------------------------

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                DION R. FRIEDLAND

--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A GROUP*                               (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                            REPUBLIC OF SOUTH AFRICA

--------------------------------------------------------------------------------

  NUMBER OF    5.   SOLE VOTING POWER         6,597,097
   SHARES

--------------------------------------------------------------------------------

BENEFICIALLY   6.   SHARED VOTING POWER           0
  OWNED BY

--------------------------------------------------------------------------------

    EACH       7.   SOLE DISPOSITIVE POWER    6,597,097
  REPORTING

--------------------------------------------------------------------------------

PERSON WITH:   8.   SHARED DISPOSTIVE POWER       0

--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON           6,597,097

--------------------------------------------------------------------------------

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS) |X|

     The Shares described on Exhibit 1 attached hereto and made a part hereof are hereby excluded from the aggregate number of Shares set forth in Row
     (9).

--------------------------------------------------------------------------------

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)   7.77%

--------------------------------------------------------------------------------

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)          IN

--------------------------------------------------------------------------------

CUSIP NO. 45953X109                     13G                    PAGE 3 OF 7 PAGES

ITEM 1.

     (a)  Name of Issuer:                International Fuel Technology, Inc.

                                         777 Bonhomme
     (b)  Address of Issuer's            Suite 1920
          Principal Executive Offices:   St. Louis Missouri 63105

ITEM 2.

     (a)  Name of Person Filing:         Dion R. Friedland

     (b)  Address of Principal           26 Sloane Street
          Business Office or, if none,   Flat #10
          Residence:                     London SWIX9NE
                                         United Kingdom

     (c)  Citizenship:                   South Africa

     (d)  Title of Class of Securities:  COMMON STOCK, PAR VALUE $.001 PER SHARE

     (e)  CUSIP Number:                  45953X109

ITEM 3.   If this statement is filed pursuant to Sections 240.13d-1(b) or
          240.13d-2(b) or (c), check whether the person filing is a:

       (a)  [_]  Broker or dealer registered under section 15 of the Act
                 (15 U.S.C. 78o).

       (b)  [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

       (c)  [_]  Insurance company as defined in section 3(a)(19) of the Act
                 (15 U.S.C. 78c).

       (d)  [_]  Investment company registered under section 8 of the Investment
                 Company Act of 1940 (15 U.S.C 80a-8).

       (e)  [_]  An investment adviser in accordance with
                 Section 240.13d-1(b)(1)(ii)(E);

       (f)  [_]  An employee benefit plan or endowment fund in accordance with
                 Section 240.13d-1(b)(1)(ii)(F);

       (g)  [_]  A parent holding company or control person in accordance with
                 Section 240.13d-1(b)(1)(ii)(G);

       (h)  [_]  A savings associations as defined in Section 3(b) of the
                 Federal Deposit Insurance Act (12 U.S.C. 1813);

       (i)  [_]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
                 Company Act of 1940 (15 U.S.C. 80a-3);

       (j)  [_]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

CUSIP NO. 45953X109                     13G                    PAGE 4 OF 7 PAGES

ITEM 4. OWNERSHIP.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          The 6,597,097 Shares in the aggregate of which the Reporting Person is deemed to have beneficial ownership as of December 31, 2006 are owned of record as follows:

          (a) Giant Trading, Inc., a Panamanian corporation controlled solely by the Reporting Person, owns 3,429,510 Shares and currently exercisable warrants to purchase 697,199 Shares, the sum of which is 4,126,709 Shares representing
4.86%% of the Class; and

          (b) Magnum Select Fund Ltd., a corporation organized under the laws of the British Virgin Island ("Magnum"), of which the Reporting Person is a
Director, owns 376,310 Shares and currently exercisable warrants to purchase
94,078 Shares, the sum of which is 470,388 Shares representing 0.55% of the
Class. The Reporting Person is also a principal of Magnum's investment advisor;
and

          (c) FT Marketing Ltd., a corporation organized under the laws of the
British Virgin Island, owned 90% by the Reporting Person and of which the
Reporting Person is a principal decision maker, owns currently exercisable options to purchase 2,000,000 Shares, which represents 2.36% of the Class.

          The Reporting Person disclaims beneficial ownership of the Shares in which he has no pecuniary interest.

          The percentage calculations set forth in this Schedule are based on
84,861,326 Shares outstanding as of November 9, 2006, as reported in the
Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2006 filed with the Securities and Exchange Commission. For purposes of the calculations, the number of shares subject to exercisable warrants and options have been included in the respective denominators as indicated above.

     (a) Amount beneficially owned:                                       6,597,097

     (b) Percent of class:                                                    7.77%

     (c) Number of shares as to which the person has:

     (d) (i)   Sole power to vote or to direct the vote:                  6,597,097

     (e) (ii)  Shared power to vote or to direct the vote:                        0

     (f) (iii) Sole power to dispose or to direct the disposition of:     6,597,097

     (g) (iv)  Shared power to dispose or to direct the disposition of:           0

CUSIP NO. 45953X109                     13G                    PAGE 5 OF 7 PAGES

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Instruction: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
        SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          If a parent holding company has filed this schedule, pursuant to Rule
13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule
13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          If a group has filed this schedule pursuant to Section
240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section
240.13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

          Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

CUSIP NO. 45953X109                     13G                    PAGE 6 OF 7 PAGES

ITEM 10. CERTIFICATION

          The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and
   (a)         are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a
               participant in any transaction having that purpose or effect. [_]

          The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and
   (b)         are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a
               participant in any transaction having that purpose or effect. [X]

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          January 18, 2007
                                          Date

                                          /s/ Dion R. Friedland
                                          --------------------------------------
                                          Signature

                                          Dion R. Friedland
                                          Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)